SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	☐	No	☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
     N/A

SIGNATURE
China GrenTech Corporation Limited Announces Second Quarter 2006 Financial Results — Revenue Grew 3.5% Despite Challenging Operating Conditions —
Business Highlights
Wireless Coverage Products and Services
RF Products
Revenue
Cost of revenues
Operating expenses
Earnings
Balance Sheet
Business Outlook
Conference Call and Webcast:
About China GrenTech
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Investor and Media Inquiries:
China GrenTech Corporation Limited and subsidiaries Selected Unaudited Consolidated Balance Sheets Items as of December 31, 2005 and June 30, 2006 (RMB and US$ expressed in thousands)
China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Income Items
for period ended June 30, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)
China GrenTech Corporation Limited and subsidiaries Selected Unaudited Consolidated Statements of Cash Flows Items for the six months ended June 30, 2005 and 2006 (RMB and US$ expressed in thousands)

This Form 6-K consists of:
The Announcement of the second quarter 2006 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on August 8, 2006.

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited
/s/ Rong Yu
By: Rong Yu

Title: Director, Chief Financial Officer and Principal Accounting Officer
Date: August 9, 2006

3

Press release
China GrenTech Corporation Limited Announces
Second Quarter 2006 Financial Results

— Revenue Grew 3.5% Despite Challenging Operating Conditions —

Summary of Second Quarter 2006 Results
•	Revenue increased 3.5% YoY to RMB 180.0 million(US$22.5million) (1)

•	Gross profit was RMB 89.5 million (US$11.2million)

•	Diluted net earnings per share(“EPS”) was RMB 0.0644(US$0.0081) compared to EPS of RMB 0.0791 in 2Q2005

Shenzhen, PRC, August 8th, 2006 — China GrenTech Corporation Limited (NASDAQ: GRRF; “ the Company”), a leading provider of wireless coverage products and services and a leading developer of radio frequency (the “RF”) in the People’s Republic of China (the ''PRC’’), today announced its second quarter 2006 results.
“We are pleased to report our second quarterly results as a publicly traded company,” said Yingjie Gao, China GrenTech Chairman and CEO. “We are pleased to have met our quarterly revenue target, although we have been facing challenging market conditions. Due to uncertainty about 3G licenses, major China wireless operators withheld their major investment plans in 2G network development in the second quarter. However, we have continued our efforts to strengthen business relationships with our core customers. As a result, sales in the second quarter grew a steady 3.5%. However, markets for 2G products have been highly competitive, which resulted in a decline in average selling prices and margins. “
Under United States Generally Accepted Accounting Principles (“US GAAP”), diluted EPS was RMB 0.0644 (US$0.0081) in the second quarter of 2006, which was a decline from RMB 0.0791 in the corresponding period of the previous year (2Q05). The net income for 2Q06 was RMB39.4 million (US$4.9 million), which was slightly lower than the net income of RMB 40.5 million in 2Q05.

(1)The company`s functional and reporting currency is Renminbi(“RMB”).The translation of amounts from RMB to United States Dollars(“U.S. dollars”) is solely for the convenience of the reader. RMB numbers included in the press release have been translated into U.S. dollars at the rate of US$1.00=RMB7.9956, which was the rate quoted by the People’s Bank of China at the close of business on June 30, 2006. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2006, or at any other date.

Business Highlights
Wireless Coverage Products and Services
●	Given uncertainty about the status of 3G licenses, major wireless operators in the PRC have postponed their investment in 2G networks as well. Moreover, China Mobile postponed its investments because of a change in its bidding policies, in which the Headquarter centralizes the pricing and qualification of vendors and the subsidiaries determine short-listed vendors and contract values. China Unicom reduced its investments in CDMA network equipment. On the other hand, PHS services provided by China Telecom and China Netcom continued to be an engine of growth. While revenue generated from China Mobile increased to RMB 52.7 million (US$6.6million) from RMB 39.8 million in the equivalent period last year, revenue from China Unicom decreased by RMB26.8 million to RMB 75.5 million(US$9.4million), revenue from China Telecom increased by RMB1.5 million to RMB 20.8 million(US$2.6million), and revenue from China Netcom increased by RMB 12.8million to RMB 19.3 million(US$2.4million).

●	Revenue from overseas operations recorded growth in Q2, with total revenue of RMB 2.2 million (US$0.3million). With focused pre-marketing efforts in Indonesia and the Philippines, we expect to achieve higher revenue contribution from overseas in 2H06.

●	Higher prices of coaxial cable contributed to a slight erosion of margins in the second quarter. China GrenTech purchases cable from local suppliers and adds a mark-up to sell to telecom operators that buy coverage solution products. The Company is negotiating with telecom operators and suppliers to adjust the pricing for the cable. The company is hopeful that it can successfully leverage its technological advantages and vertical integration to contain a further erosion of margins. The Company is also undertaking a series of measures to increase operational efficiencies further. This includes using low-cost patented technologies and improving the research and development of the products to lower the production cost. The Company also achieved cost control through negotiating with suppliers for cheaper procurement prices.
RF Products
●	To date, China GrenTech has developed about 60 base station RF modules for GSM, CDMA, WCDMA and TD-SCDMA base stations for several major domestic base station manufactures and one global base station manufacturer. The Company has also been selected as the qualified supplier of three domestic base station manufacturers and one global base station manufacturer. Management believes its RF business will be one of the Company’s key revenue drivers in the future.

●	The Company was successful in bidding for projects for the second largest domestic base station manufacturer for RF products in the PRC and the total revenue contributed from the projects was approximately RMB 1.4 million in the second quarter.

●	China GrenTech won several bids for supplying CDMA base station RF modules to the largest domestic base station manufacturer in the PRC. The Company is currently waiting for the approval as qualified supplier from this customer.

Revenue
Net sales in the second quarter totalled RMB 180.0 million (US$22.5 million), an increase of 3.5% from the second quarter of 2005. The increase in net sales was mainly due to an increase in revenue from the Company’s three major customers, namely China Mobile, China Telecom and China Netcom. Revenue from China Unicom decreased from the corresponding period last year.
Cost of revenues
The cost of sales in 2Q06 totalled RMB 90.5 million (US$11.3 million), representing an increase of 22.6% from 2Q05. The year-over-year increase was driven primarily by the increase in total sales. The gross margin for the quarter was 49.7%, which was down from 57.6% in 2Q05. Lower prices of our network coverage products, a higher composition of sales of lower margin PHS products to China Telecom and China Netcom, and higher costs for coaxial cable contributed to the erosion of margins.
Operating expenses
Total operating expenses in 2Q06, which include sales and distribution expenses, general and administrative (G&A) expenses and research and development (R&D) costs, were RMB 45.9 million (US$5.7 million), an increase of 17.6% from 2Q05.
Sales and distribution expenses were RMB 26.6 million (US$3.3million) in 2Q06, an increase of 15.3% from 2Q05. The year-over-year increase was driven primarily by higher business development expenses as well as a consolidation of business relationships with existing clients such as China Mobile, China Telecom and China Netcom. Furthermore, we allocated more resources for marketing RF products.
General and administrative expenses were RMB 10.9 million (US$1.4 million) in 2Q06, which was an increase of 21.7% from 2Q05. The year-over-year increase was primarily due to higher salaries and benefits due to an increase in headcount.
Research and development costs were RMB 8.3 million (US$1.0 million) in 2Q06, an increase of 19.8% from 2Q05. The year-over-year increase was driven by higher investments in the development of radio frequency products for base stations and 3G network coverage products.
Earnings
The gross profit in 2Q06 decreased by RMB 10.6 million from the corresponding period last year to RMB 89.5 million (US$11.2 million). The operating profit declined by RMB 17.5 million from 2Q05 to RMB 43.6 million (US$5.5 million), mainly due to the decline of gross profit and the increases in operating expenses mentioned above.
Net income totalled RMB 39.4 million (US$4.9 million) in 2Q06, a decrease of 2.5% from RMB 40.5 million in 2Q05. Diluted EPS were RMB 0.0644 (US$0.0081), a decline from RMB 0.0791 in 2Q05. The main reason for the decline was the issuance of 5,000,000 new ADSs in the IPO on April 4, 2006. The total outstanding ADSs at the end of June 30, 2006 was 25,000,000, which represents 625,000,000 ordinary shares.

Balance Sheet
As of June 30, 2006, Cash and cash equivalents increased to RMB 647.8 million (US$81.0million) from RMB 128.6 million as of December 31, 2005; Time deposits increased to RMB 80.0 million (US$10.0 million). There were no time deposits on December 31, 2005. The increases were mainly attributable to the net proceeds from the initial public offering of US$83.7 million in the second quarter. Total accounts receivable (A/R)1 increased from RMB 699.4 million as of December 31, 2005 to RMB 777.5 million (US$97.2million) as of June 30,2006. Inventory increased from RMB 370.1 million as of December 31,2005 to RMB 434.0 million (US$54.3 million) as of June 30,2006. Total assets were RMB 2,252.8 million (US$281.8 million).
Current liabilities increased from RMB 738.6 million as of December 31,2005 to RMB 851.1 million (US$106.4 million), primarily due to an increase in short-term bank loans. Currently, there are no long-term debts outstanding since the convertible bonds were converted into ordinary shares at the IPO. Total liabilities were RMB 851.1million (US$106.4million), which was a slight decrease from RMB 738.6million as of December31,2005.
Business Outlook
The Company currently expects sales in the third quarter of 2006 to be between RMB 176.0 million (US$22.0 million) and RMB184.0 million (US$23.0 million), representing a 13% to 18% increase from the corresponding period in 2005. This forecast reflects our current and preliminary view, which could be subject to change depending on market conditions. In addition, it is expected that the gross and net profit margins in 3Q2006 will drop slightly compared to those of 2Q06.
“We are confident that revenues from RF products are likely to increase significantly after we start delivering to the major domestic base station manufactures,” concluded Chairman Yingjie Gao. “We believe that RF technologies are our core technology and that they will be our primary engine of growth in the future. We are also expecting an increase in revenue from our international business in the 3rd quarter. We do not expect any significant changes in 3G landscape in the next quarter. Our revenue growth in the third quarter is likely to be mostly organic with more contributions from China Mobile, China Telecom and China Netcom. From our observations on sourcing trends, China Mobile is increasingly adopting a centralized bidding strategy in order to better control costs. This trend is likely to affect ASPs and margins. As a result, smaller service providers are likely to be eliminated while large suppliers such as GrenTech are expected to capture a bigger share of the market. Global equipment OEMs are also increasingly likely to procure a greater number of RF components from the vendors that have a lower cost structure. We believe we are well positioned to take advantage of these trends and that they will lead to more business opportunities for Chinese RF parts and product manufacturers. Therefore, we expect an acceleration in revenue growth from this part of the business. As a result of these developments, we are enthusiastic that there will be growing demand for network coverage products and RF parts and components in the coming quarters.”

[1]	Accounts Receivable = Long term accounts receivables + Accounts receivables, net

Conference Call and Webcast:
The Company’s management team will conduct a conference call at 8:00am Eastern Time on Tuesday, August 8, 2006. A webcast of the conference call will be accessible on the Company’s web site at www.grentech.com.cn
About China GrenTech
GrenTech is a leading developer of RF technology in China and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses radio frequency (RF) technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as such as buildings, highways, railways, tunnels and remote regions. The Company’s wireless coverage services include design, development, installation and project warranty services. The Company tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
The company also develop and produce a portion of RF parts and components to be sold to major base station manufactures. In 2005, China GrenTech also became a qualified supplier of RF parts and components to two major domestic base station manufactures. For more information, please visit our website at www.grentech.com.cn
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the China Unicom group and the China Mobile group; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop new RF technology and keep up with changes in RF technology; risks associated with possible defects and errors in its wireless coverage products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor and Media Inquiries:

Mr. Qingchang Liu	Mr. Tip Fleming
China GrenTech Corporation Limited	Christensen
Tel: 86-755-8350-1796	Tel: 917-412-3333
Email: liuqingchang@powercn.com	Email: tfleming@ChristensenIR.com
FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Balance Sheets Items
as of December 31, 2005 and June 30, 2006
(RMB and US$ expressed in thousands)

	December 31,	June 30,	June 30,
	2005	2006	2006
	RMB	RMB	US$
Assets

Cash and cash equivalents	128,608	647,751	81,013
Time deposits	—	79,956	10,000
Pledged time deposits	76,250	65,652	8,211
Accounts receivable, net	537,321	563,192	70,438
Inventories	370,136	433,962	54,275
Total current assets	1,172,072	1,875,498	234,565
Long-term accounts receivable	162,032	214,331	26,806
Total assets	1,475,469	2,252,837	281,760

Liabilities and shareholders’ equity

Short-term bank loans	160,614	261,631	32,722
Total current liabilities	738,551	851,100	106,446
Long-term debt	167,053	—	—
Total liabilities	905,604	851,100	106,446

Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 466,365,500 shares and 625,000,000 shares issued and outstanding as of December 31, 2005 and June 30, 2006,respectively	77	103	13
Total shareholders’ equity	506,720	1,384,498	173,158
Total liabilities and shareholders’ equity	1,475,469	2,252,837	281,760

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Income Items
for period ended June 30, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)

	For The Three Months Ended June 30,			For The Six Months Ended June 30,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$
Revenues	173,888	179,976	22,509	182,160	194,772	24,360
Cost of revenues	(73,807)	(90,505)	(11,319)	(77,678)	(97,292)	(12,168)
Gross profit	100,081	89,471	11,190	104,482	97,480	12,192
Research and development costs	(6,935)	(8,306)	(1,039)	(12,755)	(16,699)	(2,089)
Sales and distribution expenses	(23,078)	(26,606)	(3,328)	(42,644)	(50,744)	(6,346)
General and administrative expenses	(9,015)	(10,967)	(1,371)	(18,861)	(22,076)	(2,761)
Total operating expenses	(39,028)	(45,879)	(5,738)	(74,260)	(89,519)	(11,196)
Operating income	61,053	43,592	5,452	30,222	7,961	996
Interest income	1,127	5,761	721	1,710	6,620	828
Interest expense	(11,253)	(6,369)	(797)	(16,691)	(15,266)	(1,910)
Investment income	159	—	—	159	238	30
Exchange gain	—	—	—		1,101	138
Grant income	100	100	13	100	227	28
Total other expense	(9,867)	(508)	(64)	(14,722)	(7,080)	(886)
Income before minority interests	43,737	39,501	4,940	10,779	3,229	404
Net income	40,461	39,433	4,932	8,158	3,694	462
Net income available to ordinary shareholders	39,558	39,982	5,001	6,351	3,334	417
Net income per share available to ordinary shareholders:			0
— Basic	0.0848	0.0645	0.0081	0.0136	0.0061	0.0008
— Diluted	0.0791	0.0644	0.0081	0.0127	0.0059	0.0007
Weighted average number of ordinary shares:
— Basic	466,365,500	619,770,291	619,770,291	466,365,500	543,491,409	543,491,409
— Diluted	500,000,000	620,879,121	620,879,121	500,000,000	560,773,481	560,773,481

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Cash Flows Items
for the six months ended June 30, 2005 and 2006
(RMB and US$ expressed in thousands)

	For The Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$
Net cash used in operating activities	(168,750)	(147,830)	(18,489)
Net cash provided by/(used in) investing activities	9,626	(100,123)	(12,522)
Net cash (used in)/provided by financing activities	(63,728)	767,096	95,940